Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) dated August 3, 2023 and related Prospectus of Hawaiian Holdings, Inc. for the registration of warrants to purchase 1,134,685 shares of common stock and 1,134,685 shares of common stock issuable upon exercise of the warrants and to the incorporation by reference therein of our reports dated February 15, 2023, with respect to the consolidated financial statements of Hawaiian Holdings, Inc., and the effectiveness of internal control over financial reporting of Hawaiian Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Honolulu, Hawai‘i

August 3, 2023